Exhibit 99.1

VIA optronics AG files Annual Report 2022 on Form 20-F with the U.S. Securities and Exchange Commission

Nuremberg, Germany, April 26, 2024 – VIA optronics AG (NYSE: VIAO) (“VIA” or the “Company”), a leading supplier of interactive display systems and solutions, announced that it has filed its Annual Report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”) with the U.S. Securities and Exchange Commission (“SEC”). You can access a PDF version of the Annual Report at VIA’s Investor Relations website https://investors.via-optronics.com/investors/financials-and-filings/quarterly-reports/default.aspx.

A hard copy of the audited consolidated financial statements can also be requested free of charge by sending an email to ir@via-optronics.com.

About VIA:

VIA is a leading provider of interactive display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications and demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures, and condensation. VIA’s interactive display solutions combine customized design, interactive displays, touch functionality, cameras, and other hardware components. VIA’s intellectual property portfolio, process know-how, optical bonding, metal mesh touch sensor and camera module technologies provide enhanced display solutions built to meet the specific needs of its customers.

Contacts

Investor Relations for VIA:

Sam Gibbons

Alpha IR Group

Phone: +1 312-445-2870

Email: VIAO@alpha-ir.com

Media Contact:

Alexandra Müller-Plötz

Phone: +49-911-597 575-302

Email: AMueller-Ploetz@via-optronics.com